UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Cazoo Group Ltd

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G2007L 105

(CUSIP Number)

Daniel S. Och

c/o Willoughby Capital Holdings, LLC

667 Madison Avenue

New York, NY 10065

(914) 787-7858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Daniel S. Och
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E)	☐
6	Citizenship or Place or Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 34,279,818
	8	Shared Voting Power 8,944,343
	9	Sole Dispositive Power 34,279,818
	10	Shared Dispositive Power 8,944,343

11	Aggregate Amount Beneficially Owned by Each Person 43,224,161
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented By Amount in Row (11) 32.7%(1)
14	Type of Reporting Person (See Instructions) IN

(1)	Percentage is calculated based on 132,358,631 Class A ordinary shares (as defined herein) issued and outstanding as of August 26, 2021, as reported on the Issuer’s Form 20-F, filed on September 1, 2021 plus the Class A ordinary shares underlying the Private Placement Warrants (as defined herein).

1	Name of Reporting Persons Ajax I Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E)	☐
6	Citizenship or Place or Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,944,343
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,944,343

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,944,343(1)(2)
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	☐
13	Percent Of Class Represented By Amount In Row (11) 6.8%(1)
14	Type Of Reporting Person OO

(1)	Percentage is calculated based on 132,358,631 Class A ordinary shares (as defined herein) issued and outstanding as of August 26, 2021, as reported on the Issuer’s Form 20-F, filed on September 1, 2021 plus the Class A ordinary shares underlying the Private Placement Warrants (as defined herein).

ITEM 1	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Cazoo Group Ltd, a Cayman Islands exempted company (the “Issuer” or the “Company”).

ITEM 2	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed on behalf of Daniel S. Och (“Mr. Och”) and Ajax I Holdings, LLC, a Delaware limited liability company (the “Sponsor”). Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons” in this Schedule 13D.

This Schedule 13D relates to (i) Class A ordinary shares, which were issued in exchange for the Class B ordinary shares, par value $0.0001 of Ajax (as defined herein) (the “Ajax Class B Shares”) originally issued pursuant to that certain Securities Subscription Agreement, dated as of September 16, 2020, by and between Ajax I, a Cayman Islands exempted company (“Ajax”) and the Sponsor (the “Securities Subscription Agreement”); (ii) private placement warrants exercisable for Class A ordinary shares on a one-to-one basis (the “Private Placement Warrants”) pursuant to the Sponsor Warrants Purchase Agreement, dated as of October 27, 2020, by and between Ajax and the Sponsor (the “Sponsor Warrants Purchase Agreement”); and (iii) Class A ordinary shares issued in a private placement (the “PIPE shares”) pursuant to those certain subscription agreements, dated as of March 29, 2021, by and between Ajax, Capri Listco, a Cayman Islands exempted company (“Listco”), and certain trusts, each of which assigned their interests prior to the Closing Date (as defined herein) to the following entities: (i) ASO GST Holdings, LLC; (ii) AJO GST Holdings, LLC; (iii) GST VII Holdings, LLC; (iv) JADOFF Investments, LP; (v) JAO GST Holdings, LLC; (vi) WCH 2021 Quad, LLC; and (vii) WCHS Holdings 1, LLC (each a “PIPE Subscription Agreement”).

Mr. Och controls the managing member of the Sponsor, and as such has voting and investment discretion with respect to the securities directly held by the Sponsor.

The Class A ordinary shares purchased in connection with the PIPE Subscription Agreements are owned of record as follows: (i) 100,000 shares by ASO GST Holdings, LLC; (ii) 100,000 shares by AJO GST Holdings, LLC; (iii) 100,000 shares by GST VII Holdings, LLC; (iv) 2,600,000 shares by JADOFF Investments, LP; (v) 100,000 shares by JAO GST Holdings, LLC; (vi) 7,550,000 shares by WCH 2021 Quad, LLC; and (vii) 2,600,000 shares by WCHS Holdings 1, LLC. Mr. Och directly or indirectly controls the managing member or partner, as applicable, of each of the foregoing, and, as a result, Mr. Och may be deemed to share beneficial ownership of the reported securities.

(b)	The address of the principal business and principal office of each of the Reporting Persons is c/o Willoughby Capital Holdings, LLC, 667 Madison Avenue, New York, NY 10065.

(c)	The Reporting Persons are primarily involved in investment activities, and the address of each Reporting Person is set forth in (b).

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Except as described in the next paragraph, during the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On September 29, 2016, in connection with his prior position as Chief Executive Officer and Chairman of the Board of Och-Ziff Capital Management Group LLC (“Och-Ziff”), Mr. Och, without admitting or denying any of the allegations, settled with the Securities and Exchange Commission (the “SEC”) in connection with an investigation of certain payments made by Och-Ziff, directly or indirectly through intermediaries, between the period from 2007 through 2011 to high-ranking government officials in the Democratic Republic of the Congo. Mr. Och agreed to cease and desist from committing or causing any violations and any future violations of Section 13(b)(2)(A) of the Securities Exchange Act of 1934 and agreed to a settlement payment of $2,173,718 in disgorgement and interest. The SEC did not allege any anti-fraud violations, intentional misrepresentations or willful misconduct on the part of Mr. Och.

(f)	Mr. Och is a citizen of the United States. Sponsor is a Delaware limited liability company.

ITEM 3	SOURCE OF FUNDS

The information set forth in Item 2 and Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3. The Sponsor acquired the Class B ordinary shares and the Private Placement Warrants in exchange for cash consideration in the amount of $25,000 and $21,129,818, respectively. The PIPE shares were acquired in exchange for cash consideration in the aggregate amount of $131,500,000.

ITEM 4	PURPOSE OF TRANSACTION

The information set forth in Item 2 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Founder Shares

In connection with the organization of Ajax, the Sponsor purchased 8,944,343 Ajax Class B Shares pursuant to the Securities Subscription Agreement. As described in the Ajax’s definitive proxy statement (the “Proxy Statement”) included in Listco’s Registration Statement on Form F-4 (File No. 333-256152), initially filed with the SEC on May 14, 2021, as amended, the Ajax Class B Shares automatically converted into Class A ordinary shares on a one-for-one basis upon the closing of the Issuer’s Business Combination. The Sponsor holds 8,944,343 Class A ordinary shares as a result of such conversion. The summary of the Securities Subscription Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

Private Placement Warrants

In connection with Ajax’s IPO, pursuant to the Sponsor Warrants Purchase Agreement, the Sponsor acquired 20,030,000 Private Placement Warrants. On October 30, 2020, in connection with the underwriters’ full exercise of their over-allotment option, the Sponsor acquired an additional 1,099,818 Private Placement Warrants, and holds, collectively, an aggregate number of 21,129,818 Private Placement Warrants.

Each whole Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share. The Private Placement Warrants are identical to the Public Warrants, as defined in the Warrant Agreement, dated October 27, 2020 by and between Ajax and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) except that so long as they are held by the Sponsor or any of its Permitted Transferees (as defined), the Private Placement Warrants: (i) may be exercised for cash or on a cashless basis and (ii) subject to certain limited exceptions, will be subject to transfer restrictions until thirty (30) days following consummation of the Issuer’s Business Combination, as defined below. The summary of such Sponsor Warrants Purchase Agreement and Warrant Agreement contained herein is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as exhibits hereto.

Business Combination Agreement

On August 26, 2021 (the “Closing Date”), Listco, the predecessor company to the Issuer, consummated the previously announced business combination pursuant to the terms of the Business Combination Agreement, dated as of March 29, 2021, as amended by the First Amendment to Business Combination Agreement, dated as of May 14, 2021 (the “Business Combination Agreement”), by and among Ajax, Cazoo Holdings Limited, a private limited company organized under the laws of England and Wales (“Cazoo”), and Listco.

Pursuant to the Business Combination Agreement, in connection with the Merger (as defined in the Business Combination Agreement), each Ajax unit (an “Ajax Unit”) (consisting of one Ajax Class A ordinary share, par value $0.0001 per share (an “Ajax Class A Share”), and one-fourth of one redeemable warrant of Ajax, each whole warrant exercisable to purchase one Ajax Class A Share for $11.50 per share (an “Ajax Warrant”)), Ajax Class A Share, Ajax Class B Share (together with the Ajax Class A Shares, the “Ajax Ordinary Shares”), and Ajax Warrant issued and outstanding immediately prior to the Merger was cancelled in exchange for one Listco unit (a “Unit”) (consisting of one Class A ordinary share and one-fourth of one redeemable warrant of Listco, each whole warrant exercisable to purchase one Class A ordinary share of Listco for $11.50 per share (a “Warrant”)), Class A ordinary share, Class B ordinary share of Listco, par value $0.0001 per share (a “Class B ordinary share”), and Warrant, respectively. Effective as of the Closing, (a) the issued and outstanding Class B ordinary shares converted automatically on a one-for-one basis into Class A ordinary shares, and (b) each issued and outstanding Unit automatically separated into its component parts (the “Business Combination”). Upon consummation of the Business Combination, shareholders of Ajax and Cazoo became shareholders of Listco, and Listco changed its name to “Cazoo Group Ltd”. The summary of the Business Combination Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit hereto.

PIPE Subscription Agreement

In connection with the Business Combination, the Issuer and certain investors entered the PIPE Subscription Agreements whereby the investors agreed to subscribe for and purchase, and the Issuer agreed to issue and sell to such investors, immediately prior to the Closing Date, an aggregate amount of 80,000,000 shares of the Issuer’s Class A ordinary shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $800,000,000.

The description of the PIPE Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which is filed as an exhibit hereto.

Letter Agreements

Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into that certain sponsor letter agreement, dated March 29, 2021, by and among the Sponsor, Cazoo and Ajax (the “Sponsor Letter Agreement”), pursuant to which the Sponsor agreed to (i) vote all shares of Ajax beneficially owned by it in favor of the Business Combination and each other proposal related to the Business Combination proposed by the board of directors of Ajax at the meeting of the Ajax shareholders called to approve the Business Combination, (ii) appear at such shareholder meeting for the purpose of establishing a quorum, (iii) vote all such shares against any action that would reasonably be expected to materially impede, interfere with, delay, postpone, or adversely affect the Business Combination or any of the other transactions contemplated by the Business Combination Agreement, (iv) waive the anti-dilution protections set out in the Ajax Articles (as defined in the Proxy Statement) with respect to each of its Ajax Class B Shares, and (v) not to transfer, assign, or sell such shares, except to certain permitted transferees, prior to the consummation of the Business Combination.

In connection with the initial public offering of Ajax, Mr. Och and the Sponsor entered into that certain letter agreement, dated as of October 27, 2020 (the “Letter Agreement”), pursuant to which Mr. Och and the Sponsor agreed not to transfer the Class A ordinary shares issued to them upon conversion of the Class B ordinary shares during the period ending on the earlier of (i) two years after the Closing Date and (ii) subsequent to the Closing Date, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

The foregoing summary of the Sponsor Letter Agreement and the Letter Agreement is qualified in its entirety by reference to the text of the Sponsor Letter Agreement and the Letter Agreement, which are incorporated as exhibits hereto.

ITEM 5	INTERESTS IN THE SECURITIES OF THE ISSUER

(a)	Aggregate number and percentage of securities. The aggregate number and percentage of Class A ordinary shares beneficially owned by the Reporting Persons is based on 132,358,631 Class A ordinary shares (as defined herein) issued and outstanding as of August 26, 2021, as reported on the Issuer’s Form 20-F, filed on September 1, 2021 plus the Class A ordinary shares underlying the Private Placement Warrants, as is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Shares reported as beneficially owned herein include Class A ordinary shares received or receivable in respect of: (i) 13,150,000 PIPE shares; (ii) 21,129,818 Private Placement Warrants; and (iii) 8,944,343 Class B Ordinary Shares.
(b)	Power to vote and dispose. The Class A ordinary shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
(c)	Except as set forth herein, including in Items 3, 4 and 6 which are incorporated herein by reference, none of the Reporting Persons has effected any transactions related to the Class A ordinary shares during the past 60 days.
(d)	Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A ordinary shares of the Issuer reported by this Schedule 13D.
(e)	Not applicable.

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth on Item 4 and Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Investor Agreement

On the Closing Date, Listco, the Sponsor and certain securityholders of the Issuer entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which, among other things, certain shareholders (a) were granted certain registration rights with respect to their respective equity securities of the Issuer, and (b) are entitled to nominate individuals to the board of directors of the Issuer following the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth therein. In particular, the Issuer and such securityholders will agree to take all necessary and desirable actions such that the following individuals will be elected to the Issuer Board (as defined in the Business Combination Agreement):

(a)	for so long as Alex Chesterman is the Chief Executive Officer of the Issuer or, together with his affiliates, beneficially owns at least 5% of the issued and outstanding voting shares of the Issuer, Alex Chesterman;

(b)	for so long as Stephen Morana is the Chief Financial Officer of the Issuer, Stephen Morana;

(c)	until the expiration of the term of office of the Issuer’s Class III directors in office on the Closing Date, one individual designated by the Sponsor, who will initially be Daniel Och; and

(d)	until the later of (i) the expiration of the term of office of the Issuer’s Class III directors in office on the Closing Date and (ii) such time as DMGV, together with certain affiliates, no longer beneficially owns 10% or more of the issued and outstanding voting shares of the Issuer, one individual designated by DMGV, who will initially be Lord Rothermere.

The foregoing summary of the Investor Rights Agreement is qualified in its entirety by reference to the text of the Investor Rights Agreement, which is incorporated as an exhibit hereto.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Securities Subscription Agreement (incorporated by reference to Exhibit 10.5 to Ajax I’s Registration Statement on Form S-1/A (File No. 333-249411), filed with the SEC on October 16, 2020).

Exhibit 2	Sponsor Warrants Purchase Agreement (incorporated by reference to Exhibit 10.5 of Ajax I’s Current Report on Form 8-K (File No. 001-39660), filed with the SEC on October 30, 2020).

Exhibit 3	Business Combination Agreement (incorporated by reference to Exhibit 2.1 of the Issuer’s Registration Statement on Form F-4 (File No. 333-256152), filed with the SEC on Mach 14, 2021).

Exhibit 4	Form of Subscription Agreement (Other) (incorporated by reference to Exhibit 10.5 to Ajax I’s Current Report on Form 8-K (File No. 001-39660), filed with the SEC on March 29, 2021).

Exhibit 5	Sponsor Letter Agreement (incorporated by reference to Exhibit 10.1 to Ajax I’s Current Report on Form 8-K (File No. 001-39660), filed with the SEC on March 29, 2021).

Exhibit 6	Letter Agreement (incorporated by reference to Exhibit 10.1 of Ajax I’s Current Report on Form 8-K (File No. 001-39660), filed with the SEC on October 30, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 7, 2021

Daniel S. Och

/s/ Daniel S. Och
Daniel S. Och

Ajax I Holdings, LLC

/s/ Daniel S. Och
Name: Daniel S. Och
Title: President